EXHIBIT 12.1

PROLOGIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings (loss) from continuing operations	$194,684	$(244,459)	$(1,589,462)	$(355,089)	$(367,062)	$841,022
Add (Deduct):
Fixed charges	150,343	531,965	518,399	471,130	556,046	514,636
Capitalized interest	(13,619)	(52,651)	(53,661)	(94,205)	(168,782)	(123,880)
Loss (earnings) from unconsolidated investees, net	(13,995)	(59,935)	(23,678)	(28,059)	55,774	(99,026)
Distributed income from equity investees	17,161	72,976	27,404	63,885	50,042	98,134
Income tax expense (benefit)	12,124	1,776	(30,499)	5,975	68,011	66,855

Earnings (loss), as adjusted	$346,698	$249,672	$(1,151,497)	$63,637	$194,029	$1,297,741

Fixed charges:
Interest expense	$133,447	$468,738	$461,166	$372,768	$383,781	$387,910
Capitalized interest	13,619	52,651	53,661	94,205	168,782	123,880
Portion of rents representative of the interest factor	3,277	10,576	3,572	4,157	3,483	2,846

Total fixed charges	$150,343	$531,965	$518,399	$471,130	$556,046	$514,636

Ratio of earnings (loss), as adjusted, to fixed charges	2.3	(a)	(a)	(a)	(a)	2.5

(a)	The loss from continuing operations for 2011, 2010, 2009 and 2008 includes impairment charges of $147.7 million, $1.1 billion, $495.2 million, and $595.3 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our fixed charges exceed our earnings (loss), as adjusted, by $282.3 million, $1.7 billion, $407.5 million and $362.0 million for 2011, 2010, 2009 and 2008, respectively.